EXHIBIT 12

Oppenheimer Holdings Inc.

Computation of Ratio of Earnings to Fixed Charges(1)

	September 30,	September 30,	September 30,	September 30,	September 30,
Expressed in thousands of dollars	2007	2008	2009	2010	2011

Profit (Loss) Before Income Taxes	$127,394	$(36,566)	$37,067	$67,991	$17,848
Add Fixed Charges:
Interest Expense(2)	56,643	39,137	21,429	25,750	38,026
Amortization of Debt Issuance Costs	1,218	1,227	1,164	643	986
Appropriate Portion of Rentals Representative of the Interest Factor(3)	11,036	15,687	16,853	16,793	16,994
Total Fixed Charges	$68,897	$56,051	$39,446	$43,186	$56,006
Earnings	$196,291	$19,485	$76,513	$111,177	$73,854

Ratio of Earnings to Fixed Charges(4)	2.8	—	1.9	2.6	1.3

Notes:

(1)	The ratio of earnings to fixed charges is computed by dividing earnings, which is the sum of profit (loss) before income taxes and fixed charges, by fixed charges. Fixed charges represent interest expense, amortization of debt issuance costs, and an appropriate portion of rentals representative of the interest factor.

(2)	In addition to interest expense on long-term debt, also includes interest expenses on short-term borrowings including bank call loans, securities lending, and repurchase agreements which generally have a corresponding asset that generates interest income that substantially offsets or exceeds the aforementioned interest expense.

(3)	The percent of rent included in the computation is a reasonable approximation of the interest factor.

(4)	Due to the Company’s pre-tax loss in the year ended December 31, 2008 the ratio coverage was less than 1:1 in this period. The Company would have needed to generate additional earnings of $36 million to achieve a coverage of 1:1.